UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

iQIYI, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value US$0.00001 per share
(Title of Class of Securities)

46267X 108**
(CUSIP Number)

Jon Robert Lewis 33/F, Three Pacific Place, 1 Queen's Road East Admiralty, Hong Kong +852 2918 0088
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 19, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Market under the symbol “IQ.” Each ADS represents seven Class A Ordinary Shares. No CUSIP has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46267X 108	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON PAGAC IV-1 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,352,990 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,352,990 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,352,990 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note (as defined below) held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option (as defined below)).
(2)	Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, and the 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON PAGAC IV-2 (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,352,990 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,352,990 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,352,990 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited.
(2)	Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, and the 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON PAG Asia IV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,352,990 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,352,990 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,352,990 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP.
(2)	Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, and the 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON PAG Asia Capital GP IV Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,352,990 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,352,990 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,352,990 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP.
(2)	Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, and the 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON PAG Capital Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 797,352,990 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 797,352,990 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,352,990 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited.
(2)	Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, and the 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 7 of 11

1	NAME OF REPORTING PERSON Pacific Alliance Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 835,322,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 835,322,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 835,322,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option) and 37,969,190 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PM Partners I LP, a partnership established and registered under the laws of the British Virgin Islands (“PM Partners”). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. PM Partners is indirectly controlled by Pacific Alliance Group Limited.
(2)	Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, the 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited and the 37,969,190 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PM Partners.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 8 of 11

1	NAME OF REPORTING PERSON PAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 840,222,180 Class A Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 840,222,180 Class A Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 840,222,180 Class A Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.0% of the Class A Ordinary Shares(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited (assumes full exercise of the Oversubscription Option), 37,969,190 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PM Partners and 4,900,000 Class A Ordinary Shares held by Polymer Asia Fund LP, a partnership established and registered in the Cayman Islands (“Polymer”). PAGAC IV-1 (Cayman) Limited is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. PM Partners is indirectly controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Polymer is indirectly controlled by PAG.
(2)	Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, the 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAGAC IV-1 (Cayman) Limited and the 37,969,190 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PM Partners.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 9 of 11

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends the statement on Schedule 13D filed with the SEC by the Reporting Persons on January 9, 2023 (the “Original Schedule 13D”) as specifically set forth herein (as so amended, this “Schedule 13D”). Except as provided herein, each Item of the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended to add the following:

Polymer, which is indirectly controlled by PAG, purchased 700,000 ADSs (representing 4,900,000 Class A Ordinary Shares) at a public offering price of $5.90 per ADS in an underwritten public offering conducted by the Issuer, as described in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023. The source of funds for the purchase price is from the general funds available to Polymer.

Pursuant to a certain transfer agreement between PAG Asia and PM Partners, dated January 13, 2023, PAG Asia transferred $25,000,000 principal amount of the Convertible Senior Notes to PM Partners for a purchase price of approximately $25,000,000.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

Polymer acquired the 700,000 ADSs for investment purposes in the belief that the ADSs represent an attractive investment opportunity.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) – (b) The following disclosure is based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, the 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia (assumes full exercise of the Oversubscription Option) and/or the 37,969,190 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PM Partners. The Reporting Persons understand that the Issuer’s ordinary shares are divided into Class A Ordinary Shares and Class B ordinary shares, par value $0.00001 per share of the Issuer (the “Class B Ordinary Shares”). Holders of Class A Ordinary Shares are entitled to one vote per share, while holders of Class B Ordinary Shares are entitled to ten votes per share. According to the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, the holder of the Issuer’s Class B Ordinary Shares holds approximately 89.5% of the voting power of the Issuer’s outstanding shares immediately after the offering pursuant to such prospectus supplement (assuming the underwriters do not exercise their option to purchase additional ADSs). Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PAG Asia(1)	797,352,990 Class A Ordinary Shares(2)	18.2% of the Class A Ordinary Shares(5)	797,352,990 Class A Ordinary Shares	0	797,352,990 Class A Ordinary Shares	0
PAGAC IV-2 (Cayman) Limited(1)	797,352,990 Class A Ordinary Shares(2)	18.2% of the Class A Ordinary Shares(5)	797,352,990 Class A Ordinary Shares	0	797,352,990 Class A Ordinary Shares	0
PAG Asia IV LP(1)	797,352,990 Class A Ordinary Shares(2)	18.2% of the Class A Ordinary Shares(5)	797,352,990 Class A Ordinary Shares	0	797,352,990 Class A Ordinary Shares	0

CUSIP No. 46267X 108	SCHEDULE 13D	Page 10 of 11

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
PAG Asia Capital GP IV Limited(1)	797,352,990 Class A Ordinary Shares(2)	18.2% of the Class A Ordinary Shares(5)	797,352,990 Class A Ordinary Shares	0	797,352,990 Class A Ordinary Shares	0
PAG Capital Limited(1)	797,352,990 Class A Ordinary Shares(2)	18.2% of the Class A Ordinary Shares(5)	797,352,990 Class A Ordinary Shares	0	797,352,990 Class A Ordinary Shares	0
Pacific Alliance Group Limited(1)	835,322,180 Class A Ordinary Shares(3)	18.9% of the Class A Ordinary Shares(6)	835,322,180 Class A Ordinary Shares	0	835,322,180 Class A Ordinary Shares	0
PAG(1)	840,222,180 Class A Ordinary Shares(4)	19.0% of the Class A Ordinary Shares(6)	840,222,180 Class A Ordinary Shares	0	840,222,180 Class A Ordinary Shares	0

(1)        PAG Asia is controlled by PAGAC IV-2 (Cayman) Limited. PAGAC IV-2 (Cayman) Limited is controlled by PAG Asia IV LP and PAG Asia Capital GP IV Limited is the general partner of PAG Asia IV LP. PAG Asia Capital GP IV Limited is controlled by PAG Capital Limited which in turn is controlled by Pacific Alliance Group Limited. Pacific Alliance Group Limited is controlled by PAG. Each of PAGAC IV-2 (Cayman) Limited, PAG Asia IV LP, PAG Asia Capital GP IV Limited, PAG Capital Limited, Pacific Alliance Group Limited and PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PAG Asia. PM Partners is indirectly controlled by Pacific Alliance Group Limited. Each of Pacific Alliance Group Limited and PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by PM Partners. Polymer is indirectly controlled by PAG. PAG may be deemed to have the sole voting and dispositive powers with respect to the Class A Ordinary Shares beneficially owned by Polymer.

(2)        Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia (assumes full exercise of the Oversubscription Option).

(3)        Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia (assumes full exercise of the Oversubscription Option) and 37,969,190 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PM Partners.

(4)        Represents 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia (assumes full exercise of the Oversubscription Option), 37,969,190 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PM Partners and 4,900,000 Class A Ordinary Shares held by Polymer.

(5)        Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, and the additional 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia.

(6)        Percentage calculated based on 3,583,133,412 Class A Ordinary Shares issued and outstanding as reported in the Issuer’s prospectus supplement on Form 424(b)(5) filed with the SEC on January 18, 2023, after giving effect to the issuance of 76,500,000 ADSs offered by the Issuer and assuming the underwriters do not exercise their option to purchase additional ADSs, the additional 797,352,990 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PAG Asia and the additional 37,969,190 Class A Ordinary Shares issuable upon conversion of the Convertible Senior Note held by PM Partners.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in the Class A Ordinary Shares during the 60 days preceding the filing of this Schedule 13D.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

CUSIP No. 46267X 108	SCHEDULE 13D	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2023

PAGAC IV-1 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	PAGAC4 Secretaries Limited, represented by Koichi Ito
Title:	Director

PAGAC IV-2 (Cayman) Limited

By:	/s/ Koichi Ito
Name:	PAGAC4 Secretaries Limited, represented by Koichi Ito
Title:	Director

PAG Asia IV LP

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director of PAG Asia Capital GP IV Limited, acting as general partner of PAG Asia IV LP

PAG Asia Capital GP IV Limited

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director

PAG CAPITAL LIMITED

By:	/s/ Jon Robert Lewis
Name:	Pacific Alliance Group Limited, represented by Jon Robert Lewis
Title:	Director

PACIFIC ALLIANCE GROUP LIMITED

By:	/s/ Jon Robert Lewis
Name:	Jon Robert Lewis
Title:	Director

PAG

By:	/s/ Derek Roy Crane
Name:	Derek Roy Crane
Title:	Director